Lionheart Acquisition Corporation II
4218 NE 2nd Avenue
Miami, Florida 33137

August 12, 2020

VIA EDGAR & TELECOPY
Ms. Erin Purnell
Division of Corporation Finance

Office of Manufacturing
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Lionheart Acquisition Corporation II (the “Company”)
Registration Statement on Form S-1
(File No. 333-240130) (the “Registration Statement”)

Dear Ms. Purnell:

On August 11, 2020, the Company requested acceleration of the effective date and time of the Registration Statement to Thursday, August 13, at 4:00 p.m., or as soon thereafter as practicable. The Company hereby withdrawals such request until further notice.

[Signature page follows]

Very truly yours,

LIONHEART ACQUISITION CORPORATION II

By:	/s/ Paul Rapisarda
Name: Paul Rapisarda
Title: Chief Financial Officer

Acceleration Request: 333-240130